Exhibit 99.5

May 17, 2012

CONSENT OF RODNEY WEBSTER

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corp.’s registration statements on Form S−8 (File No. 333−128128) and Form F-10 (File No. 333-167567), filed under the United States Securities Act of 1933, as amended (the “Registration Statements”) I, Rodney Webster, M.AIG, Principal Geologist, Geology Manager for AMC Mining Consultants (Canada) Limited, hereby consent to the inclusion and incorporation by reference in the Registration Statements of information derived from the technical report dated April 16, 2012 “San Dimas Property San Dimas District, Durango and Sinaola States, Mexico, Technical Report for Silver Wheaton Corp.”

Yours truly,

/s/ Rodney Webster
Rodney Webster, M.AIG Principal Geologist,
Geology Manager for AMC Mining Consultants (Canada) Limited